Exhibit 99.1

Cloopen Receives Notification from NYSE

Regarding Delayed Filing of 2021 Annual Report

BEIJING, May 20, 2022 /PRNewswire/ -- Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”) today announced that, on May 18, 2022, it received a letter from the New York Stock Exchange (the “NYSE”) notifying the Company that it is not in compliance with the NYSE’s continued listing standards as a result of the Company’s failure to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”). The Company expects to file the 2021 Annual Report, upon (1) the outcome of the pending internal investigation as disclosed in the Company’s current report on Form 6-K initially furnished to the U.S. Securities and Exchange Commission (the “SEC”) on May 3, 2022, and (2) the completion of the audit of the Company’s consolidated financial statements required to be included in the 2021 Annual Report. The anticipated filing date of the 2021 Annual Report is currently unknown, and the Company will file the 2021 Annual Report as soon as practicable.

The NYSE will closely monitor the status of the Company’s late filing and related public disclosures for up to a six-month period from the due date of the 2021 Annual Report. If the Company fails to file the 2021 Annual Report and any subsequent delayed filings within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company’s securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the Listed Company Manual. If the NYSE determines that an additional six-month trading period is not appropriate, suspension and delisting procedures will commence.

Receipt of the letter does not have any immediate effect on the listing of the Company’s American depositary shares on the NYSE, except that until the Company regains compliance with the NYSE’s listing standards, an “LF” indicator will be appended to the Company’s trading symbol, “RAAS,” signifying its status as a late filer.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors, risks and uncertainties include, but not limited to the following: Cloopen’s goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to attract new customers or retain existing ones; its ability to continue developing solutions and the markets its solutions target; its ability to maintain collaborations with mobile network operators; its ability to enhance or upgrade its existing solutions and introduce new ones in a timely and cost-effective manner; its ability to maintain the compatibility of its solutions across devices, business systems and applications and physical infrastructure; relevant government policies and regulations relating to Cloopen’s corporate structure, business and industry, as well as the industries in which its customers operate; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

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